RECEIVED
2006 OCT 30 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-


06017779

SUPPL

Stockholm, Sweden, October 24, 2006

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, marked with the above stated number:

- Atlas Copco Airpower celebrates 50 years of sucess.
- Atlas Copco's Third Quarter Report 2006
- CEO Comments to Third Quarter Report 2006
- Atlas Copco initiates repurchase of own shares.

Atlas Copco AB
Corporate Communications


Katarina Dahn

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Sent by DHL 478 6243 232



G:\Group Communications\RUTINER\SEC\SEC letter.doc

For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685
Joanna Canton, Media Relations Manager
+44 (0)1442 22 23 12 or +44 (0)7971 65 01 15

Atlas Copco Airpower celebrates 50 years of success

Stockholm, Sweden, October 24, 2006: This year marks 50 years since Atlas Copco made a major expansion of its compressor business and accelerated its journey towards worldwide leadership in compressed air. It is also 50 years since Atlas Copco took its current name.

In 1956, Atlas Diesel acquired compressor specialist, Arpic Engineering SA, Antwerp, Belgium. The same year, Atlas Diesel took its present-day name, Atlas Copco, an abbreviation of Compagnie Pneumatique Commerciale, thereby highlighting the company's increased focus on compressed air.

With the successful acquisition of Arpic Engineering, Atlas Copco gained access to larger production facilities and increased its competence in portable compressors. During the 1960s, the major part of Atlas Copco's existing compressor manufacturing was transferred to the workshops in Belgium.

Today, Atlas Copco's Airpower facility in Belgium is the world's largest and most advanced manufacturing site for both portable and stationary compressors, employing around 2 600 people. It is the head office of Atlas Copco's business area Compressor Technique, which had revenues in 2005 totaling MSEK 20 672.

Says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique, *"We are proud that Atlas Copco is celebrating the 50th anniversary of Atlas Copco Airpower, as a leader in compressed air. We look forward to many more exciting developments in the years to come."*

Today, Atlas Copco Airpower is hosting the Atlas Copco AB Board. It is also welcoming dignitaries from the local academic, political and economic community to celebrate the Company's important milestones.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

Atlas Copco's Compressor Technique business area develops, manufactures, markets, and services oil-free and oil-injected stationary air compressors, portable air compressors, gas and process compressors, turbo expanders, electric power generators, air treatment equipment and air management systems. It also offers specialty rental services. It innovates for superior productivity in applications such as manufacturing, construction, and the process industry worldwide. Principal product development and main manufacturing units are in Antwerp, Belgium. More information is available on www.atlascopco.com.

Looking back over the last 50 years: Atlas Copco compressor milestones in brief

1950s: In 1956, Atlas Diesel acquired compressor specialist, Arpic Engineering NV, based in Wilrijk, near Antwerp, Belgium. The Group's name was changed to Atlas Copco. Atlas Copco delivered its first screw compressor in 1954.

1960s: In 1963 the decision was taken to move all compressor activities from Sweden to Belgium. In 1967 Atlas Copco introduced a compressor that produced oil-free compressed air, which opened up new markets and applications. In 1968, Atlas Copco Airpower NV was created, forming one of the Group's three business areas, and the business area management transferred from Stockholm to Antwerp. The same year Airpower began to produce piston compressors and to build a compressor element manufacturing plant.

1970s: When Tom Wachtmeister became President and CEO of Atlas Copco in 1975, he broadened the operations, diversified the product line, and made strategic acquisitions including Mauguière to keep the Group growing.
At Airpower, the modern oil-injected screw compressor was developed, overtaking piston compressors in the market. The oil-free screw compressor developed a strong foothold in the food, pharmaceutical and process industries. Airpower continued to expand and now employed over 2000 people.

1980s: In the early 1980's, Airpower made several strategic purchases that substantially strengthened its business potential in the United States.
New trends appeared in manufacturing processes, including active air and gas air. Airpower initiated lean manufacturing and opened a distribution center in 1986. The product range was widened to include smaller screw compressors, dryers and electric generators.

1990s: In 1992 the "Yellow Plant" was built for portable compressors.
The Atlas Copco Group was restructured into the current structure of business areas, divisions, product companies and sales companies, with consolidated responsibility. Four divisions were created in Airpower: Airtec, Industrial Air, Oil-free Air and Portable Air.
Giulio Mazzalupi, with a long career in Compressor Technique, was appointed CEO in 1997. Through a focus on product innovation, use of products, and acquisitions, the Group almost doubled in size under his leadership. Significant launches included the variable speed drive compressor, the turbo compressor and the quality air concept. The multi-brand strategy was born to expand geographic market presence.

2000s: In 2002, Gunnar Brock became CEO of Atlas Copco.
The water-injected screw compressor was developed. New markets came into focus, including railway, marine and medical air, and nitrogen. Airpower was by now the largest single industrial compressor plant in the world and one of the larger employers in Belgium. In 2006 Ronnie Leten became President of Atlas Copco Compressor Technique's business area.

October 24, 2006

Atlas Copco
Third quarter report 2006

Note: All figures are for continuing operations, unless otherwise stated.

Strong value creation – high growth and improved operating profit margins

- **Continued strong growth in all regions and most customer segments.**
- **Orders received up 21%, whereof 19% in volume.**
- **Revenues reached MSEK 12 538 (10 674), up 15% in volume.**
- **Operating profit was MSEK 2 306 (1 781), corresponding to a margin of 18.4% (16.7).**
- **Profit before tax increased 16% to MSEK 2 081 (1 800).**
- **Profit for the period was MSEK 2 117 (1 709).**
- **Basic earnings per share were SEK 3.36 (2.71).**
- **Operating cash flow totaled MSEK 434 (1 671).**
- **Atlas Copco sells majority stake of the equipment rental business.**
- **Start of share repurchases.**

	July – September			January – September		
MSEK	2006	2005	%	2006	2005	%
Orders received	**13 847**	11 452	+21	41 108	32 599	+26
Revenues	**12 538**	10 674	+17	36 930	30 223	+22
Operating profit	**2 306**	1 781	+29	6 739	4 792	+41
– as a percentage of revenues	***18.4***	*16.7*		*18.2*	*15.9*	
Profit before tax	**2 081**	1 800	+16	6 313	4 766	+32
– as a percentage of revenues	***16.6***	*16.9*		*17.1*	*15.8*	
Profit from continuing operations	**1 475**	1 272	+16	4 493	3 429	+31
Profit from discontinued operations, net of tax	**642**	437		1 708	970	
Profit for the period [1]	**2 117**	1 709	+24	6 201	4 399	+41
Basic earnings per share, SEK [1]	**3.36**	2.71	+24	9.83	6.97	+41
Equity per share, SEK [1]	**45**	37				
Return on capital employed, % [1]	**36**	26				

[1] Including discontinued operations. Earnings for Q2 and Q3 2006 do not include depreciation on assets held for sale and the earnings for Q2 2006 have thus been restated for the effect of the depreciation. See Accounting principles, page 8.

Near-term demand outlook

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction, and the manufacturing and process industries, is expected to remain at the current high level.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Summary of nine-months results

Orders received by the Atlas Copco Group in the first nine months of 2006 increased 26%, to MSEK 41 108 (32 599). Volume for comparable units increased 19%, price increases added 2% and structural changes 2%, while the positive currency translation effect was 3%. Revenues increased 22%, to MSEK 36 930 (30 223), corresponding to 15% volume growth.

The Group's operating profit increased 41% to MSEK 6 739 (4 792), corresponding to a margin of 18.2% (15.9). The negative impact of changes in exchange rates compared with previous year was approximately MSEK 50 for the first nine months. Profit before tax amounted to MSEK 6 313 (4 766), up 32%, which corresponds to a margin of 17.1% (15.8). Profit for the period, including discontinued operations, totaled MSEK 6 201 (4 399), or SEK 9.83 (6.97) per share.

Operating cash flow before acquisitions, divestments and dividends totaled MSEK 1 769 (3 643) including discontinued operations.

Atlas Copco sells majority stake of the equipment rental business

On October 6, Atlas Copco agreed with private equity firms Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC, to sell the majority of its construction equipment rental business in North America, in a transaction with a total value of approximately BSEK 28 in cash and securities.

The cash proceeds are estimated at BSEK 24. Upon completion of the transaction, Atlas Copco will have a 14.5% minority stake in the business, with a book value of BSEK 1, and hold rights to notes of up to BSEK 3. Issuance of the notes is contingent upon the profit development of the business until the end of 2008. The estimated gain, net of taxes, is BSEK 8. The transaction is subject to customary closing conditions and regulatory approvals and is expected to occur before the end of 2006.

When the transaction is completed the ownership stake and the potential notes will be booked as long-term financial investments. In the income statement, the gain will be recorded as profit from discontinued operations, net of tax. Changes in fair value on the long-term financial investments will be recorded in the net financial items.

In accordance with IFRS, the business is reported as discontinued operations, see page 8, Accounting principles. For information only, the operating result of the Rental Service business area is reported on page 7.

The Board of Atlas Copco plans to propose to the 2007 Annual General Meeting (AGM) an adjustment of the Group's capital structure to reflect the needs of the remaining businesses.

Share repurchases

The Board has decided to utilize the mandate to repurchase own shares given by the AGM on April 27, 2006. Until the AGM 2007, repurchases of shares under the present mandate are limited to the 2005 non-restricted equity of Atlas Copco AB, less this year's dividend, i.e. BSEK 6.8.

Review of the third quarter

Market development

In **North America**, the demand continued to be strong in most product and customer segments. The manufacturing and process industries' demand for industrial equipment and related aftermarket products remained strong. In the motor vehicle industry, however, investments for advanced assembly tools and systems decreased. Demand from the mining and construction industries remained at healthy levels.

The demand for compressed air equipment, industrial tools and related aftermarket products increased in **South America**. Investments in mining and construction equipment remained at a high level.

Most markets in **Europe** saw improved demand from many customer segments and strong growth was recorded in the region. Investments in compressed air equipment from manufacturing and process industries as well as from the construction industry increased significantly. The motor vehicle industry's investments in advanced assembly tools and systems, however, decreased. The demand for construction equipment for infrastructure projects as well as for mining equipment was strong. Geographically, the growth in demand was well spread with many major markets, including Russia, Italy, Great Britain, France and Sweden, recording double-digit order growth.

The **Africa/Middle East** region developed very positively. In particular, the demand for mining equipment in Africa and for construction and industrial equipment in the Middle East was very strong.

The demand from most customer segments in **Asia** improved. Growth continued to be strong in China and India. In **Australia,** the demand was particularly strong from the mining industry.

Sales bridge

MSEK	July – September Orders Received	Revenues
2005	11 452	10 674
Structural change, %	+3	+3
Currency, %	-4	-3
Price, %	+3	+2
Volume, %	+19	+15
Total, %	+21	+17
2006	13 847	12 538

Geographic distribution of orders received

%	Jan. – Sept. 2006	Jan. – Sept. 2005
North America	22	22
South America	6	6
Europe	39	42
Africa/Middle East	10	8
Asia/Australia	23	22
	100	100

Earnings and profitability

Operating profit increased 29% to MSEK 2 306 (1 781), corresponding to an operating margin of 18.4% (16.7). All business areas improved the operating margins and improved or maintained the absolute profit level. Key drivers for the improved operating performance were significantly higher revenue volumes and a positive price development. Changes in exchange rates, compared to previous year, had a negative effect of approximately MSEK 250.

Net financial items were MSEK -225 (19). The negative change was primarily due to fair market valuations of derivatives, held to hedge share based payments, and higher interest rates.

Profit before tax improved 16% to MSEK 2 081 (1 800), to a margin of 16.6% (16.9).

Profit for the period totaled MSEK 2 117 (1 709). This includes profit from discontinued operations, net of tax, of MSEK 642 (437). Basic earnings per share, including discontinued operations, were SEK 3.36 (2.71) and diluted earnings per share were SEK 3.36 (2.70).

The return on capital employed, including discontinued operations, during the 12 months to September 30, 2006, was 36% (26) and the return on equity was 32% (25). The Group currently uses a weighted average cost of capital (WACC) of 7.8%, pre-tax equivalent approximately 11.5%, as an investment and overall performance benchmark.

Cash flow and investments, including discontinued operations

Cash flow from operating activities before changes in working capital reached MSEK 2 772 (2 796). Working capital increased by MSEK 569 (decreased by 362) as receivables and inventory increased as a consequence of the strong sales growth. Net cash from operating activities reached MSEK 2 203 (3 158), whereof MSEK 606 (1 309) from discontinued operations.

Cash flows from investing activities, excluding acquisitions and divestments of businesses, was MSEK -1 769 (-1 487) with MSEK -988 (-1 088) referring to discontinued operations. Operating cash flow equaled MSEK 434 (1 671), whereof MSEK -382 (221) from discontinued operations.

Net indebtedness, including discontinued operations

The Group's net indebtedness amounted to MSEK 8 901 (7 614), of which MSEK 1 786 (2 079) was attributable to post-employment benefits. The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 31% (33).

Asbestos cases in the United States

As of September 30, 2006, Atlas Copco had 128 (198) asbestos cases filed with a total of 4 979 (18 807) individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 123 (120) companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

Employees

On September 30, 2006, the number of employees was 25 273 (21 896). For comparable units, the number of employees increased by 2 149 from September 30, 2005.

Distribution of shares

Share capital equaled MSEK 786 (786) at the end of the period, distributed as follows:

Class of share	Shares outstanding
A shares	419 697 048
B shares	209 109 504
Total	628 806 552

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental.

MSEK	July – September 2006	2005	Change %	January – September 2006	2005	Change %
Orders received	**7 250**	**5 706**	+27	20 934	16 034	+31
Revenues	**6 379**	**5 247**	+22	18 084	14 877	+22
Operating profit	**1 370**	**1 047**	+31	3 721	2 822	+32
– as a percentage of revenues	***21.5***	***20.0***		*20.6*	*19.0*	
Return on capital employed, %	72	67				

- Strong order growth in all markets and all major product segments.
- Operating profit up 31%, to a record margin of 21.5%.
- Strategic investment in compressor component manufacturing in China.

Sales bridge

MSEK	July – September Orders Received	Revenues
2005	5 706	5 247
Structural change, %	+4	+5
Currency, %	-3	-3
Price, %	+2	+2
Volume, %	+24	+18
Total, %	+27	+22
2006	7 250	6 379

Geographic distribution of orders received

%, last 12 months	September 2006	September 2005
North America	14	13
South America	6	5
Europe	45	50
Africa/Middle East	8	7
Asia/Australia	27	25
	100	100

Order volumes for stationary industrial compressors, the largest product area, continued to improve. All major customer segments contributed to a strong demand. Investments in capacity increases, productivity enhancements, and extended product offerings were important drivers for equipment sales. The aftermarket business for industrial compressors continued to grow at a steady and high pace. Compressed air treatment products like filters and dryers also recorded very high growth. Geographically, all regions, without exceptions, were strong. The growth rate increased in Western Europe and remained at a very high level in North and South America, the Middle East and Eastern Europe.

Orders for gas and process compressors increased significantly in the quarter, benefiting from a continued good general demand, several large orders in Asia and Europe, and a good aftermarket development.

Sales of portable compressors, primarily serving construction-related customers, continued to increase significantly. Also the portable generator business grew at a healthy pace in the quarter. All geographical markets had strong growth. The specialty rental business, i.e. rental of portable air and power, developed positively, particularly in Western Europe.

In September, a new production plant to manufacture screw compressor elements was inaugurated in Wuxi, China. The new plant will primarily support the Chinese market, thus complementing the main compressor element plant in Antwerp, Belgium.

Shanghai Bolaite Compressor Co. Ltd., China, was acquired on October 2, 2006. Bolaite manufactures and distributes piston compressors, oil-injected screw compressors and dryers. The company has a turnover of approximately MSEK 137 and 309 employees.

The acquisition of BeaconMedaes, a solutions provider for medical air applications, was finalized in August. BeaconMedaes had a turnover of approximately MSEK 720 in 2005.

Operating profit increased 31% to MSEK 1 370 (1 047), corresponding to an all-time high operating margin of 21.5% (20.0). The margin benefited from the increases in revenue volume and prices, but was negatively affected by changes in exchange rates. The latter had an effect of approximately one percentage point compared to previous year.

Return on capital employed (last 12 months) was 72% (67).

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	July – September 2006	2005	Change %	January – September 2006	2005	Change %
Orders received	**5 046**	**4 190**	**+20**	15 054	11 895	+27
Revenues	**4 567**	**3 817**	**+20**	13 854	10 800	+28
Operating profit	**748**	**559**	**+34**	2 172	1 391	+56
– as a percentage of revenues	***16.4***	***14.6***		*15.7*	*12.9*	
Return on capital employed, %	**34**	**25**				

- Continued strong demand, particularly strong in mining.
- Order intake up 25%, excluding currency.
- All-time high operating profit and margin.

Sales bridge

MSEK	July – September Orders Received	Revenues
2005	4 190	3 817
Structural change, %	+1	+1
Currency, %	-5	-4
Price, %	+4	+4
Volume, %	+20	+19
Total, %	+20	+20
2006	5 046	4 567

Geographic distribution of orders received

%, last 12 months	September 2006	September 2005
North America	27	28
South America	9	10
Europe	31	30
Africa/Middle East	15	12
Asia/Australia	18	20
	100	100

The demand from the mining industry continued to be strong. Underground mines continued to invest in new equipment and order volumes for underground drilling and loading equipment improved significantly. Similar investment trends were seen from open pit mines, but the order intake for equipment to these applications did not reach previous year's very high levels. Sales of exploration equipment increased significantly, reflecting a high activity level among customers and high prices of minerals. The aftermarket business, including consumables, was also strong. Production levels were high in most mines around the world and, consequently, so was demand for rock drilling tools and service. Growth was recorded for mining equipment and aftermarket products in all regions with the best development in Africa and Australia.

The demand from the construction industry was also favorable. Sales of rigs for surface applications, such as quarries and road construction, increased significantly. Order intake increased also for underground drilling rigs for infrastructure projects, such as tunneling and hydropower, and for light construction equipment, primarily breakers and drills. Geographically, the order intake from the construction industry in Europe and the Middle East grew significantly, while orders from North America and Asia remained on a high level.

As a consequence of the very strong demand, several projects and investments to increase capacity and enhance productivity are being carried out in the business area.

Product development activities for new products and design improvements continued to be high. In the quarter, a new large hydraulic crawler rig for demanding surface applications was launched.

Operating profit increased to MSEK 748 (559), corresponding to an operating margin of 16.4% (14.6). The operating profit benefited from increased revenue volume and price increases. Changes in exchange rates affected the operating profit negatively. The effect on the margin was about one percentage point compared with previous year.

Return on capital employed (last 12 months) was 34% (25).

Industrial Technique

The Industrial Technique business area consists of five divisions in the following product areas: industrial power tools and assembly systems.

MSEK	July – September 2006	July – September 2005	Change %	January – September 2006	January – September 2005	Change %
Orders received	**1 480**	**1 480**	**0**	4 936	4 464	+11
Revenues	**1 493**	**1 544**	**-3**	4 798	4 348	+10
Operating profit	**311**	**311**	**0**	998	853	+17
– as a percentage of revenues	***20.8***	***20.1***		*20.8*	*19.6*	
Return on capital employed, %	**64**	**65**				

- Strong sales to customer segments within the general industry.
- Weaker demand from the motor vehicle industry.
- Strategic acquisitions.

Sales bridge

MSEK	July – September Orders Received	July – September Revenues
2005	1 480	1 544
Structural change, %	+3	+2
Currency, %	-3	-2
Price, %	+2	+2
Volume, %	-2	-5
Total, %	0	-3
2006	1 480	1 493

Geographic distribution of orders received

%, last 12 months	September 2006	September 2005
North America	32	29
South America	3	3
Europe	49	52
Africa/Middle East	3	4
Asia/Australia	13	12
	100	100

Sales of industrial tools to the general manufacturing industries, e.g. electrical appliances, aerospace, and ship yards, continued to have a favorable development and order intake increased significantly. The strongest growth was recorded in Asia and in North and South America, but also Europe performed well. Increased marketing and sales activities, in addition to a strong product offering, contributed to the positive development of sales.

Demand for advanced industrial tools and assembly systems from the motor vehicle industry continued at a lower level than in the previous year. As a consequence, order intake decreased in Europe and North America.

The aftermarket business recorded strong growth in all regions. The best performance was achieved in Asia.

The vehicle service business, serving large fleet operators and specialized repair shops with tools, grew moderately supported by above average growth in the United States.

In August, Microtec Systems (Microtec), Germany, was acquired. Microtec specializes in advanced electric tightening tools for small screw applications. The main customer group is the electronics industry. Microtec reported an annual turnover of approximately MSEK 18 in 2005 and has 18 employees.

In September, an agreement to acquire Technisches Büro Böhm GmbH (TBB), Germany, was signed. TBB specializes in services and consulting for tightening technologies and had an annual turnover of approximately MSEK 54 in 2005 and 30 employees. The acquisition is expected to be closed in Q4 2006.

Operating profit was unchanged at MSEK 311 (311), corresponding to a record margin of 20.8% (20.1). The operating margin benefited from price increases and improved cost efficiency, but was negatively affected by volume and currency.

Return on capital employed (last 12 months) was 64% (65).

Continuing operations in Rental Service

On October 6, Atlas Copco signed an agreement to sell the majority of its construction equipment rental business, see page 2.

The specialty rental operation in the Rental Service business area, Prime Energy and Prime Mexico, remains in Atlas Copco. This business will be integrated into the rental operations in the Compressor Technique business area when the divestment is finalized.

Revenues for continuing operations in Q3 2006 were MSEK 206 (178) and operating profit was MSEK 72 (50).

FOR INFORMATION ONLY

Rental Service, including discontinued operations

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	July – September 2006	2005	Change %	January – September 2006	2005	Change %
Revenues	3 329	3 083	+8	9 773	8 265	+18
Operating profit*	965	789	+22	2 604	1 798	+45
*– as a percentage of revenues**	*29.0*	*25.6*		*26.6*	*21.8*	
Return on capital employed, %	18	14				

* Note! Operating profit includes depreciation expense for discontinued operations, as per previously used accounting principles, in order to enhance comparability and to give a true and fair view of the operation. See also page 8, Accounting principles.

- Continued strong growth. Same store rental revenues up 19% in USD.
- Fleet utilization in Q3 reached all-time high 73.5%.
- Operating profit up 22% to a record margin of 29.0%.

Sales bridge, including discontinued operations

MSEK	July – September Total Revenues	Rental Revenues
2005	3 083	2 496
Structural change, %	0	0
Currency, %	-5	-5
Price, %	+4	+5
Volume, %	+9	+15
Total, %	+8	+15
2006	3 329	2 880

Non-residential construction, the most important customer segment for the business area, grew by an estimated 15%, with high growth rates for manufacturing, power and office construction. Total construction activity recorded more modest growth as residential construction dropped about 3%. Industrial activity, measured by capacity utilization, was 82%.

Rental revenues, representing 87% of total revenues, increased 20% in USD, consisting of an increase in volume of 15% and an increase in rental rates of 5%. Same store rental revenue increased 19% and the total number of stores was 471 (465) at the end of the period. Sales of used equipment, representing 8% of total revenues, decreased 22% in USD. Sales of merchandise, spare parts and new equipment, accounting for 5% of total revenues, decreased 15% in USD. In total, revenues increased 8%, to MSEK 3 329 (3 083).

Operating profit increased 22% to MSEK 965 (789), corresponding to a margin of 29.0% (25.6). Both profit and margin were the highest ever for a quarter. The operating margin benefited primarily from increased rental revenue volume, favorable pricing development and effects from ongoing efficiency projects. Operational costs increased somewhat as a consequence of the strong rental volume increase and the higher depreciation expense on a larger rental fleet.

Profit margin before non-cash items such as depreciation and amortization (EBITDA margin) improved to 47% (43).

Return on capital employed (last 12 months) was 18% (14). Return on operating capital (excluding goodwill) improved further to 29% (24).

Rental fleet utilization was 73.5% (72) and the last 12 month average increased to a new all-time high of 72% (69). Net investments in the fleet increased, reflecting higher rental volume and the high fleet utilization level. At the end of the quarter, total rental fleet at original cost was 19% higher than previous year while fleet-on-rent increased 21%. The quality of the rental fleet improved as the average fleet age was reduced to 2.1 years (2.7).

Previous near-term demand outlook

(Published July 17, 2006)

The demand for Atlas Copco's products and services, from most customer segments such as mining, infrastructure and other non-residential construction, the manufacturing and process industries, is expected to remain at the current high level.

Accounting principles

The consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS as disclosed in the Annual Report 2005. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the equipment rental business was classified as held for sale at the end of March 2006. As disclosed in the Q2 report 2006, the Group continued to record depreciation on these assets in order to facilitate comparability and give a true and fair view of the operations being offered for sale. As a final agreement to sell the rental business was signed on October 6, 2006, Atlas Copco has presented the operations in accordance with IFRS 5 in the Q3 report 2006 and no depreciation has been recorded on assets in discontinued operations. The Q2 accounts included in the nine-month period have been restated to reflect this. This will reduce the estimated capital gain with corresponding amount after tax. Assets held for sale and discontinued operations were reported in separate columns in the Q2 report. In the Q3 report this has been changed to one-line presentation. The change in presentation has the effect that intercompany financial receivables and liabilities as well as intercompany interest are eliminated.

The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated Interim Reporting.

The new or amended IFRS standards or IFRIC interpretations, effective since January 1, 2006, have had no material effect on the consolidated income statements or balance sheets.

Stockholm, October 24, 2006

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Auditors' Review Report

Introduction

We have reviewed Atlas Copco's interim report for the period January 1, 2006 – September 30, 2006. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, "Review of Interim Financial Information Performed by the Independent Auditors of the Entity", issued by FAR. A review consists of making inquiries, primarily to persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices in Sweden. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed on the basis of an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not, in all material respects, prepared in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, October 24, 2006
KPMG Bohlins AB

Thomas Thiel
Authorised Public Accountant

Consolidated Income Statement*

MSEK	3 months ended Sep. 30 2006	3 months ended Sep. 30 2005	9 months ended Sep. 30 2006	9 months ended Sep. 30 2005	12 months ended Sep. 30 2006	12 months ended Dec. 31 2005
Revenues	12 538	10 674	36 930	30 223	48 912	42 205
Cost of sales	-7 830	-6 647	-22 948	-19 182	-30 447	-26 681
Gross profit	**4 708**	**4 027**	**13 982**	**11 041**	**18 465**	**15 524**
Marketing expenses	-1 373	-1 266	-4 132	-3 594	-5 477	-4 939
Administrative expenses	-668	-704	-2 135	-2 075	-2 909	-2 849
Research and development costs	-258	-236	-817	-698	-1 097	-978
Other income and expenses from operations	-103	-40	-159	118	-97	180
Operating profit	**2 306**	**1 781**	**6 739**	**4 792**	**8 885**	**6 938**
- as a percentage of revenues	*18.4*	*16.7*	*18.2*	*15.9*	*18.2*	*16.4*
Net financial items	-225	19	-426	-26	-475	-75
Profit before tax	**2 081**	**1 800**	**6 313**	**4 766**	**8 410**	**6 863**
- as a percentage of revenues	*16.6*	*16.9*	*17.1*	*15.8*	*17.2*	*16.3*
Income tax expense	-606	-528	-1 820	-1 337	-2 382	-1 899
Profit from continuing operations	**1 475**	**1 272**	**4 493**	**3 429**	**6 028**	**4 964**
Profit from discontinued operations, net of tax	642	437	1 708	970	2 355	1 617
Profit for the period	**2 117**	**1 709**	**6 201**	**4 399**	**8 383**	**6 581**
- attributable to equity holders of the parent	*2 111*	*1 703*	*6 182*	*4 384*	*8 358*	*6 560*
- attributable to minority interest	*6*	*6*	*19*	*15*	*25*	*21*
Basic earnings per share, SEK	**3.36**	**2.71**	**9.83**	**6.97**	**13.29**	**10.43**
- whereof discontinued operations	*1.02*	*0.69*	*2.72*	*1.54*	*3.75*	*2.57*
Diluted earnings per share, SEK	3.36	2.70	9.83	6.96	13.28	10.41
Basic weighted average number of shares outstanding, millions	628.8	628.8	628.8	628.8	628.8	628.8
Diluted weighted average number of shares outstanding, millions	628.9	629.7	629.2	629.9	629.1	629.9
Key ratios, including discontinued operations						
Equity per share, period end, SEK			45	37		41
Return on capital employed before tax, 12 month values, %			36	26		29
Return on equity after tax, 12 month values, %			32	25		28
Debt/equity ratio, period end, %			31	33		28
Equity/assets ratio, period end, %			47	44		47
Number of employees in continuing operations, period end			25 273	21 896		22 578

* Changed presentation format from Q2 2006. See Accounting principles, page 8.

Consolidated Balance Sheet*

		Including discontinued operations	
MSEK	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2005
Intangible assets	4 240	10 607	10 250
Rental equipment	2 072	13 456	12 712
Other property, plant and equipment	3 722	4 503	4 266
Financial assets and other receivables	1 364	965	557
Deferred tax assets	686	853	1 135
Total non-current assets	**12 084**	**30 384**	**28 920**
Inventories	8 522	7 215	7 137
Trade and other receivables	12 573	13 240	12 853
Other financial assets	597	389	325
Cash and cash equivalents	2 616	3 727	3 364
Assets classified as held for sale	24 107	-	-
Total current assets	**48 415**	**24 571**	**23 679**
TOTAL ASSETS	**60 499**	**54 955**	**52 599**
Equity attributable to equity holders of the parent	28 350	25 716	23 169
Minority interest	99	92	86
TOTAL EQUITY	**28 449**	**25 808**	**23 255**
Interest-bearing loans and borrowings	6 392	7 652	7 430
Post-employment benefits	1 771	1 826	2 079
Other liabilities and provisions	587	628	640
Deferred tax liabilities	811	3 342	3 502
Total non-current liabilities	**9 561**	**13 448**	**13 651**
Interest-bearing loans and borrowings	3 034	1 867	1 794
Trade payables and other liabilities	11 406	13 209	13 336
Provisions	643	623	563
Liabilities associated with assets classified as held for sale	7 406	-	-
Total current liabilities	**22 489**	**15 699**	**15 693**
TOTAL EQUITY AND LIABILITIES	**60 499**	**54 955**	**52 599**

* Changed presentation format from Q2 2006. See Accounting principles, page 8.

Consolidated Statement of Changes in Equity

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Closing balance, Dec. 31, 2004	**22 536**	**65**	**22 601**
Effect of change in accounting principle	419	-	419
Restated opening balance, Jan. 1, 2005	**22 955**	**65**	**23 020**
Translation differences for the period	2 522	13	2 535
Hedge of net investments in foreign subsidiaries	-33	-	-33
Cash flow hedges	-238	-	-238
Tax on items transferred from equity	76	-	76
Net income and expense recognized directly in equity	**2 327**	**13**	**2 340**
Profit for the period	6 560	21	6 581
Total recognized income and expense for the period	**8 887**	**34**	**8 921**
Dividends	-1 886	-4	-1 890
Share redemption	-4 192	-	-4 192
Share-based payments, equity settled	-48	-	-48
Acquisition of minority	-	-3	-3
Closing balance, Dec. 31, 2005	**25 716**	**92**	**25 808**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, Jan. 1, 2006	**25 716**	**92**	**25 808**
Translation differences for the period	-952	-9	-961
Cash flow hedges	180	-	180
Tax on items transferred from equity	-54	-	-54
Net income and expense recognized directly in equity	**-826**	**-9**	**-835**
Profit for the period	6 182	19	6 201
Total recognized income and expense for the period	**5 356**	**10**	**5 366**
Dividends	-2 672	-3	-2 675
Share-based payments, equity settled	-50	-	-50
Closing balance, Sep. 30, 2006	**28 350**	**99**	**28 449**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Closing balance, Dec. 31, 2004	**22 536**	**65**	**22 601**
Effect of change in accounting principle	419	-	419
Restated opening balance, Jan. 1, 2005	**22 955**	**65**	**23 020**
Translation differences for the period	2 140	12	2 152
Hedge of net investments in foreign subsidiaries	-33	-	-33
Cash flow hedges	-238	-	-238
Tax on items transferred from equity	76	-	76
Net income and expense recognized directly in equity	**1 945**	**12**	**1 957**
Profit for the period	4 384	15	4 399
Total recognized income and expense for the period	**6 329**	**27**	**6 356**
Dividends	-1 886	-4	-1 890
Share redemption	-4 192	-	-4 192
Share-based payments, equity settled	-37	-	-37
Change of minority through acquisitions	-	-2	-2
Closing balance, Sep. 30, 2005	**23 169**	**86**	**23 255**

Consolidated Statement of Cash Flows, including discontinued operations

MSEK	July – September 2006	July – September 2005	January – September 2006	January – September 2005
Cash flows from operating activities				
Operating profit	3 775	2 512	10 259	6 448
Depreciation, amortization and impairment	379	875	1 700	2 391
Capital gain/loss and other non-cash items	-10	-103	-401	-423
Operating cash surplus	4 144	3 284	11 558	8 416
Net financial items received/paid	-276	-61	-153	143
Cash flow from other items	-	133	-	128
Taxes paid	-1 096	-560	-2 544	-1 411
Change in working capital	-569	362	-1 140	287
Net cash from operating activities	**2 203**	**3 158**	**7 721**	**7 563**
Cash flows from investing activities				
Investments in rental equipment	-1 605	-1 890	-5 746	-4 863
Investments in other property, plant and equipment	-263	-164	-871	-520
Sale of rental equipment	409	578	1 537	1 690
Sale of other property, plant and equipment	77	57	174	134
Investments in intangible assets	-141	-120	-384	-291
Sale of intangible assets	1	-	4	-
Acquisition of subsidiaries	-637	-150	-1 051	-442
Divestment of subsidiaries	-	-	1	4 092
Other investments, net	-247	52	-666	-70
Net cash from investing activities	**-2 406**	**-1 637**	**-7 002**	**-270**
Cash flows from financing activities				
Dividends paid	-	-2	-2 675	-1 890
Share redemption	-	-	-	-4 192
Change in interest-bearing liabilities	-138	-1 434	973	-957
Net cash from financing activities	**-138**	**-1 436**	**-1 702**	**-7 039**
Net cash flow for the period	**-341**	**85**	**-983**	**254**
Cash and cash equivalents, beginning of the period	2 968	3 174	3 727	2 618
Exchange-rate difference	4	105	-113	492
Cash and cash equivalents, end of the period	**2 631**	**3 364**	**2 631**	**3 364**

Summary of Cash Flows from Continuing and Discontinued Operations

MSEK	July – September 2006 Continuing operations	July – September 2006 Discont. operations	July – September 2006 Total	July – September 2005 Continuing operations	July – September 2005 Discont. operations	July – September 2005 Total
Net cash from						
— operating activities	1 597	606	2 203	1 849	1 309	3 158
— investing activities	-1 418	-988	-2 406	-549	-1 088	-1 637
— financing activities	-513	375	-138	-1 199	-237	-1 436
Net cash flow for the period	**-334**	**-7**	**-341**	**101**	**-16**	**85**
Cash and cash equivalents, beginning of the period			2 968			3 174
Exchange-rate difference			4			105
Cash and cash equivalents, end of the period			**2 631**			**3 364**
Depreciation, amortization and impairment						
Rental equipment	129	-	129	165	433	598
Other property, plant and equipment	151	-	151	139	66	205
Intangible assets	99	-	99	72	-	72

Summary of Cash Flows from Continuing and Discontinued Operations

MSEK	January – September 2006 Continuing operations	Discont. operations	Total	January – September 2005 Continuing operations	Discont. operations	Total
Net cash from						
operating activities	4 551	3 170	7 721	3 928	3 635	7 563
investing activities	-3 296	-3 706	-7 002	-1 749	1 479*	-270
financing activities	-2 178	476	-1 702	-5 995	-1 044	-7 039
Net cash flow for the period	**-923**	**-60**	**-983**	**-3 816**	**4 070**	**254**
Cash and cash equivalents,						
beginning of period			3 727			2 618
Exchange-rate difference			-113			492
Cash and cash equivalents, end of period			**2 631**			**3 364**
Depreciation, amortization and impairment						
Rental equipment	474	436	910	414	1 183	1 597
Other property,						
plant and equipment	455	68	523	400	189	589
Intangible assets	267	-	267	205	-	205

* including proceeds from the divestment of the professional electric tools business

Revenues by Business Area

MSEK (by quarter)	2005 1	2	3	4	2006 1	2	3
Compressor Technique	4 423	5 207	5 247	5 795	5 640	6 065	6 379
Construction and Mining Technique	3 212	3 771	3 817	4 354	4 568	4 719	4 567
Industrial Technique	1 340	1 464	1 544	1 716	1 676	1 629	1 493
Rental Service [1]	134	191	178	206	186	184	206
Eliminations	-99	-94	-112	-89	-122	-153	-107
Atlas Copco Group	**9 010**	**10 539**	**10 674**	**11 982**	**11 948**	**12 444**	**12 538**

Operating profit by Business Area

MSEK (by quarter)	2005 1	2	3	4	2006 1	2	3
Compressor Technique	813	962	1 047	1 210	1 136	1 215	1 370
- as a percentage of revenues	*18.4*	*18.5*	*20.0*	*20.9*	*20.1*	*20.0*	*21.5*
Construction and Mining Technique	347	485	559	682	703	721	748
- as a percentage of revenues	*10.8*	*12.9*	*14.6*	*15.7*	*15.4*	*15.3*	*16.4*
Industrial Technique	262	280	311	347	351	336	311
- as a percentage of revenues	*19.6*	*19.1*	*20.1*	*20.2*	*20.9*	*20.6*	*20.8*
Rental Service [1]	33	35	50	68	59	60	72
- as a percentage of revenues	*24.6*	*18.3*	*28.1*	*33.0*	*31.7*	*32.6*	*35.0*
Common Group Functions/ Eliminations	-111	-95	-186	-161	-153	5	-195
Operating profit	**1 344**	**1 667**	**1 781**	**2 146**	**2 096**	**2 337**	**2 306**
- as a percentage of revenues	*14.9*	*15.8*	*16.7*	*17.9*	*17.5*	*18.8*	*18.4*
Net financial items	19	-64	19	-49	-64	-137	-225
Profit before tax	**1 363**	**1 603**	**1 800**	**2 097**	**2 032**	**2 200**	**2 081**
- as a percentage of revenues	*15.1*	*15.2*	*16.9*	*17.5*	*17.0*	*17.7*	*16.6*

[1] The specialty rental operation in the Rental Service business area, Prime Energy and Prime Mexico, remains in Atlas Copco. This business will be integrated into the rental operations in the Compressor Technique business area when the divestment is finalized.

Acquisitions and Divestments 2005-2006

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2006 Aug. 28	Microtec Systems		Industrial Technique	18	18
2006 Aug. 25	BeaconMedaes		Compressor Technique	720	386
2006 July 13	BEMT Tryckluft		Compressor Technique	50	40
2006 May 8	Thiessen Team		Construction & Mining	160	142
2006 Feb. 24	Fuji Air Tools		Industrial Technique	190	120
2006 Jan. 3	Consolidated Rock Machinery		Construction & Mining	160	50
2006 Jan. 2	BLM		Industrial Technique	59	44
2005 Dec. 7		Stationary generator business	Compressor Technique		28
2005 Nov. 2	Creemers		Compressor Technique	56	22
2005 Oct. 31	Pneumatech Inc. and ConservAIR		Compressor Technique	140	175
2005 Oct. 11	Ketting Handel		Compressor Technique	35	13
2005 Sept. 6	Intermech		Compressor Technique	100	45
2005 June 16	Contex		Compressor Technique	72	23
2005 June 1	Lutos		Compressor Technique	41	87
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Prof. electric tools	Industrial Technique	5 462	3 000

* Annual revenues and number of employees at time of acquisition/divestment. Due to the relatively small size of the acquisitions, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2006 will, however, include all stipulated disclosures for acquisitions made during 2006. See the annual report for 2005 for disclosure of acquisitions made in 2005.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average total cost of capital.

The financial targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager,
Phone: +46 8 743 8291 or +46 70 518 8291
ir@se.atlascopco.com

Media
Annika Berglund, Senior Vice President Corporate Communications,
Phone: +46 8 743 8070 or +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on October 24.

The dial-in number is +44 (0)20 7365 1828.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7806 1970 with access code 8406039#.

Report on Q4 and full-year 2006 summary

The report on Q4 and full-year 2006 summary will be published on February 1, 2007.

For further information please contact:
Mattias Olsson, Investor Relations manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Corporate Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q3 results

Stockholm, Sweden, October 24, 2006: Today Atlas Copco reported its results for the third quarter 2006. *"We continue to grow very strongly and very profitably,"* says Gunnar Brock, President and CEO of the Atlas Copco Group. *"In the third quarter we achieved double-digit growth in all regions and the after-market business developed favorably for all business areas."*

During the quarter, Atlas Copco announced an agreement to sell the majority of its construction equipment rental business, in a deal with a total value of approximately BSEK 28 in cash and securities. The transaction is expected to close before the end of 2006.

"Going forward, Atlas Copco has three powerful and profitable industrial business areas, all with leading global market positions. They are unified and strengthened through the sharing of brand names, resources and processes, and have continued excellent opportunities for very profitable growth and value creation."

Orders received for Atlas Copco's continuing operations increased 21% to MSEK 13 847 (11 452) in the third quarter, up 19% in volume for comparable units. Revenues reached MSEK 12 538 (10 674), corresponding to a volume increase of 15%. Operating profit was up 29% to MSEK 2 306 (1 781) a margin of 18.4% (16.7).

Based on the belief in a continued strong growth in China, but also in Asia overall, Atlas Copco has opened a screw compressor element manufacturing plant in Wuxi, China. The new plant serves as a complement to the main plant in Antwerp, Belgium.

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction, and the manufacturing and process industries, is expected to remain at the current high level in the near-term.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco initiates repurchase of own shares

Stockholm, Sweden, October 24, 2006: The Board of Atlas Copco AB has decided to use the mandate granted by the AGM 2006 and implement a program for the repurchase of shares on one or more occasion before the next AGM.

The mandate covers repurchase of series A or B-shares, or any combination thereof, on the Stockholm stock exchange to a maximum of 10 % of the total number of issued shares. Purchase of shares can only be made at a price per share that falls within the registered price range at each given time.

The purpose of the program is to continuously be able to adjust the capital structure of the company and thereby contribute to an increased shareholder value. Purchased shares are intended to be declared invalid on the proposal from the Board at a later General Meeting. Today Atlas Copco does not own any of its own shares.

Repurchases are subject to market conditions, regulatory restrictions and capital situation at any given time. Until the AGM 2007, repurchases of shares under the present mandate are limited to the 2005 non-restricted equity of Atlas Copco AB, less this year's dividend, i.e. BSEK 6.8.

The number of outstanding shares issued is presently 419,7 million A-shares and 209,1 million B-shares for a total of 628,8 million shares.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.